Exhibit (a)(1)(ix)

IMMEDIATE ATTENTION REQUIRED

September 16, 2004

Re: Dutch Auction Tender Offer by The Progressive Corporation

Dear Plan Participant:

     The enclosed tender offer materials and a Direction Form require your immediate attention. Our records reflect that, as a participant in The Progressive Retirement Security Program (the “Plan”), all or a portion of your individual account is invested in The Progressive Corporation Stock Fund (the “Stock Fund”).

     The tender offer materials describe an offer (the “Offer”) by The Progressive Corporation to purchase up to 17,100,000 shares of its Common Shares, $1 par value, (“Shares”) at a price of not less than $78.00 and not greater than $88.00 per share, on the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2004, as it may be supplemented or amended (the “Offer to Purchase”). As described below, you have the right to instruct Fidelity Management Trust Company (“Fidelity”), as trustee of The Progressive Retirement Security Program Trust, concerning whether to tender Shares attributable to your individual account under the Plan, and at what price or prices.

     You will need to complete the enclosed Direction Form and return it to Fidelity Institutional Retirement Services Company in the enclosed postage-paid return envelope so that it is RECEIVED by 4:00 p.m., New York City time, on Tuesday, October 12, 2004, unless the tender offer is extended, in which case the deadline for receipt of instructions will be three business days prior to the termination date of the Offer, if feasible. Direction Forms sent via facsimile will not be accepted.

     The remainder of this letter summarizes the tender offer, your rights under the Plan and the procedures for completing and submitting the Direction Form. You should also review the more detailed explanation provided in the Offer to Purchase enclosed with this letter.

BACKGROUND

     The Progressive Corporation (the “Company”) has made a tender offer to purchase up to 17,100,000 Shares at a price not less than $78.00 nor greater than $88.00 per Share. The enclosed Offer to Purchase sets forth the purpose, terms and conditions of the Offer and is being provided to all of the Company’s shareholders.

     The Company’s Offer to Purchase extends to the Shares held by the Plan. As of September 9, 2004, the Plan held approximately 7,066,120 Shares. Only Fidelity, as trustee of The Progressive Retirement Security Program Trust, can tender Shares held in the Stock Fund in the Offer. Nonetheless, as a participant under the Plan, you have the right to direct Fidelity whether or not to tender some or all of the Shares attributable to your individual account in the Plan, and at what price or prices. Unless otherwise required by applicable law, Fidelity will tender Shares attributable to participant accounts in accordance with participant instructions and Fidelity will not tender Shares attributable to participant accounts for which it does not receive timely instructions. If you do not complete the enclosed Direction Form and return it to Fidelity on a timely basis, you will be deemed to have elected not to participate in the Offer and no Shares attributable to your Plan account will be tendered. For any Shares held in the Stock Fund that are not credited to Plan participant accounts, Fidelity will tender such Shares at prices in proportion to responses received from Plan participants.

LIMITATIONS ON FOLLOWING YOUR DIRECTION

     The enclosed Direction Form allows you to specify the percentage of your Stock Fund you wish to tender and the price or prices at which you want to tender. As detailed below, however, when Fidelity tenders Shares on behalf of the Plan, we may be required to make the tender on terms different than those set forth on your Direction Form. This means that Fidelity may not be able to follow your direction to tender or that your direction may be modified in a manner that results in Shares attributable to your account not being tendered or not being accepted for purchase by the Company pursuant to the Offer.

     The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the trust agreement between the Company and Fidelity prohibit the sale of Shares to the Company for less than “adequate consideration” which is defined by ERISA for a publicly traded security as the prevailing market price on a national securities exchange. Fidelity will determine “adequate consideration” based on the prevailing or closing market price of the Shares on the New York Stock Exchange on or about the date the Shares are tendered by Fidelity (the “prevailing market price”). Accordingly, depending on the prevailing market price of the Shares on such date, Fidelity may be unable to tender Shares at certain directed prices within the offered range. Fidelity will tender or not tender Shares as follows:

•	If the prevailing market price is greater than the price at which you direct the Shares be tendered but within the range of $78.00 to $88.00, Fidelity will follow your directions regarding the percentage of Shares to be tendered, but will increase the price at which such Shares are to be tendered to the prevailing market price.

•	If the prevailing market price is lower than the price at which you direct Shares be tendered, notwithstanding the lower closing market price, Fidelity will follow your direction both as to percentage of Shares to tender and as to the price at which such Shares are tendered.

•	If you direct Fidelity to tender Shares at the per Share Purchase Price resulting from the Dutch Auction tender process for some or all of your Shares, Fidelity will tender such Shares at the price determined in the Dutch Auction unless the prevailing market price is within the range of $78.00 to $88.00 per Share, in which case such Shares will be tendered at the prevailing market price.

•	If the prevailing market price is greater than the maximum tender price offered by the Company ($88.00 per Share), notwithstanding your directions to tender Shares in the Offer, the Shares will not be tendered.

•	Fidelity will not tender Shares attributable to participant accounts for which it has received no direction, or for which it has received a direction not to tender.

IT IS YOUR DECISION WHETHER TO TENDER

     Neither Fidelity nor the Company nor its Board of Directors makes any recommendation as to whether to direct the tender of Shares or whether to refrain from directing the tender of Shares; the decision on whether to tender Shares from your Plan account is your decision.

CONFIDENTIALITY

     To assure the confidentiality of your decision, Fidelity and its affiliates or agents will tabulate the Direction Forms. Neither Fidelity nor its affiliates or agents will make your individual direction available to the Company.

PROCEDURE FOR DIRECTING TRUSTEE

     Enclosed is a Direction Form that should be completed and returned to Fidelity. Please note that the Direction Form indicates how many Shares you have in your individual account as of September 9, 2004. However, for purposes of the final tabulation, Fidelity will apply your instructions to the number of Shares attributable to your account as of October 12, 2004, or as of a later date if the Offer is extended.

     If you do not properly complete the Direction Form or do not return it by the deadline specified, such Shares will be considered NOT TENDERED.

     To properly complete your Direction Form, you must do the following:

(1)	On the face of the Direction Form, check Box 1 or 2. CHECK ONLY ONE BOX:

•	CHECK BOX 1 if you do not want the Shares attributable to your individual account tendered for sale in accordance with the terms of the Offer and simply want the Plan to continue holding such Shares.

•	CHECK BOX 2 in all other cases and complete the table immediately below Box 2. Specify the percentage (in whole numbers) of Shares attributable to your individual account that you want to tender at each price indicated.

You may direct the tender of Shares attributable to your account at different prices. To do so, you must state the percentage (in whole numbers) of Shares to be sold at each price by filling in the percentage of such Shares on the line immediately before the price. Also, you may elect to accept the per Share Purchase Price resulting from the Dutch Auction tender process, which will result in receiving a price per Share as low as $78.00 or as high as $88.00. Leave the line blank if you want no Shares tendered at that price. The total of the percentages you provide on the Direction Form may not exceed 100%, but it may be less than 100%. If this amount is less than 100%, you will be deemed to have instructed Fidelity NOT to tender the balance of the Shares attributable to your individual account.

(2)	Date and sign the Direction Form in the space provided.

(3)	Return the Direction Form in the enclosed postage-paid return envelope so that it is received by Fidelity at the address on the return envelope (P.O. Box 9142, Hingham, MA 02043) not later than 4:00 P.M., New York City time, on Tuesday, October 12, 2004, unless the Offer is extended, in which case the participant deadline shall be three business days prior to the expiration date of the Offer, if feasible. If you wish to return the form by overnight courier, please send it to Fidelity’s tabulation agent at Tabulator, 60 Research Road, Hingham, MA 02043. Direction Forms sent via facsimile will not be accepted.

     Your direction will be deemed irrevocable unless withdrawn by 4:00 p.m., New York City time, on Tuesday, October 12, 2004, unless the Offer is extended. In order to make an effective withdrawal, you must submit a new Direction Form, which may be obtained by calling Fidelity at 1-877-PGR-5877. Upon receipt of a new, completed and signed Direction Form, your previous direction will be deemed canceled. You may direct the re-tendering of any Shares attributable to your individual account by obtaining an additional Direction Form from Fidelity and repeating the previous instructions for directing the tender as set forth in this letter.

     After the deadline above for returning the Direction Form to Fidelity, Fidelity and its affiliates or agents will complete the tabulation of all directions, and Fidelity, as trustee, will tender the appropriate number of Shares, as described in the “LIMITATIONS ON FOLLOWING YOUR DIRECTION” section above. Unless the Offer is terminated or amended in accordance with its terms, after the expiration date of the Offer, the Company will determine the per Share purchase price (not less than $78.00 nor greater than $88.00) (the “Purchase Price”), that allows the Company to purchase 17,100,000 Shares (or such lower number of Shares as are properly tendered). The Company has also reserved the right in the Offer to Purchase to purchase up to an additional 2% of its outstanding Shares without extending the Offer, and if necessary the Company may increase the Purchase Price payable to all tendering shareholders to purchase such additional Shares.

     The Company will then buy all such Shares, up to 17,100,000 (or such higher number of Shares as the Company may elect to purchase, subject to applicable law), that were tendered at the Purchase Price or below. All participants who tender Shares at or below the Purchase Price determined by the Company will receive the same per Share Purchase Price for Shares accepted for purchase. If there is an excess of Shares tendered over the exact number desired by the Company at the Purchase Price, Shares tendered pursuant to the Offer may be subject to proration, as set forth in Section 1 of the Offer to Purchase. If you direct the tender of any Shares attributable to your individual account at a price in excess of the Purchase Price as finally determined, or in the event of proration, those Shares not purchased in the Offer will remain allocated to your individual account under the Plan.

     The preferential treatment of holders of fewer than 100 Shares, so-called odd lot holders, as described in Section 1 of the Offer to Purchase, will not be afforded to participants in the Plan, regardless of the number of Shares held within their individual accounts. Additionally, the conditional tender of Shares, as described in Section 6 of the Offer to Purchase, will not be afforded to participants in the Plan.

EFFECT OF TENDER ON YOUR ACCOUNT

     As of 4:00 p.m. New York City time, on Monday, October 11, 2004, certain transactions involving the Stock Fund will be frozen for three business days for ALL participants. As of this time, all sales, exchanges, loans and other transactions involving the disposition of Shares from the Stock Fund will be prohibited for three business days. Balances in the Stock Fund will be utilized to calculate amounts eligible for loans throughout the freeze of the Stock Fund. Additionally, all outstanding Good-’til-Cancelled (“GTC”) orders will be cancelled at that time; following the freeze, participants will be able to submit GTC orders. Please note that any cancelled GTC orders will not be reinstated. Contributions to and exchanges from other investment options into the Stock Fund may continue throughout the Offer and will be unaffected by the freeze. You can call Fidelity at 1-877-PGR-5877 to obtain updated information on expiration dates, deadlines and Stock Fund freezes.

     If Fidelity is able to tender some OR all of your Shares (either as a result of your direction or with modifications described in “Limitations On Following Your Directions” above), and all or a portion of your Shares are accepted by the Company for purchase pursuant to the Offer, the freeze involving the Stock Fund will continue for your account until all processing related to the Offer has been completed, unless the Offer is terminated or extended. If ALL of your Shares are not accepted by the Company for purchase pursuant to the Offer, the freeze involving the Stock Fund will be removed from your account as soon as administratively feasible after the Company announces the Purchase Price. In the event that the Offer is extended, if feasible, the freeze on these transactions involving the Stock Fund will be temporarily lifted until four days prior to the new expiration date of the Offer, as extended, at which time a new freeze on these transactions involving the Stock Fund will commence. You can call Fidelity at 1-877-PGR-5877 to obtain updated information on expiration dates, deadlines and Stock Fund freezes.

     If you did not provide any direction to Fidelity, directed Fidelity to NOT tender ANY of your Shares, or if your direction to Fidelity to tender Shares could not be followed, the freeze will be lifted in your account and you will again be able to execute all Stock Fund transactions, subject to Plan rules, as of Friday, October 15, 2004. In the event that the Offer is extended, a new freeze on these transactions involving the Stock Fund will commence four business days prior to the new expiration date of the Offer, as extended, and will be lifted on the new expiration date of the Offer. You can call Fidelity at 1-877-PGR-5877 to obtain updated information on expiration dates, deadlines and Stock Fund freezes.

     If you are subject to Progressive’s Insider Trading Policy, the freeze periods discussed in this notice are in addition to the regularly scheduled blackout periods under Progressive’s Insider Trading Policy. You should note, however, that individuals subject to Progressive’s Insider Trading Policy will be entitled to tender their shares in the tender offer even during a blackout period under the Policy.

     Please be advised that the processing of any loans or withdrawals from the Stock Fund during the freeze periods may be delayed.

INVESTMENT OF PROCEEDS

     For any Shares in the Plan that are tendered and purchased by the Company, the Company will pay cash to the Plan. INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

     Fidelity will invest proceeds received with respect to Shares attributable to your account in the Managed Income Portfolio II as soon as administratively possible after receipt of proceeds. The processing of the cash proceeds will be spread proportionally across the sources in your account, based on the number of Shares held in each source as of October 12, 2004. Fidelity anticipates that the processing will be completed five to seven business days after receipt of these proceeds. You may call Fidelity at 1-877-PGR-5877 after the reinvestment is complete to learn the effect of the tender on your account or to have the proceeds from the sale of Shares which were exchanged into the Managed Income Portfolio II invested in other investment options offered under the Plan. There will be no brokerage trading fees as a result of any Shares accepted for tender by the Company or the resulting exchange into the Managed Income Portfolio II. Fees on any exchanges that you might request thereafter will be charged in accordance with the Plan.

SHARES OUTSIDE THE PLAN

     If you hold Shares outside of the Plan, you will receive, under separate cover, tender offer materials to be used to tender those Shares. Those tender offer materials may not be used to direct Fidelity to tender or not tender the Shares attributable to your individual account under the Plan. The direction to tender or not tender Shares attributable to your individual account under the Plan may only be made in accordance with the procedures in this letter. Similarly, the enclosed Direction Form may not be used to tender non-Plan Shares held outside of the Plan.

FURTHER INFORMATION

     If you require additional information concerning the procedure to tender Shares attributable to your individual account under the Plan, please contact Fidelity at 1-877-PGR-5877. If you require additional information concerning the terms and conditions of the Offer, please call Morrow and Company, the Information Agent, toll free at 1-800-607-0088.

     Sincerely,

     Fidelity Management Trust Company